As filed with the Securities and Exchange Commission on August 2, 2000
============================================================================

               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                        SCHEDULE 14D-9-C

      SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
        14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
               ----------------------------------
                 MILLER BUILDING SYSTEMS, INC.
                   (Name of Subject Company)

                 MILLER BUILDING SYSTEMS, INC.
               (Name of Persons Filing Statement)

            COMMON STOCK, $0.01 PAR VALUE PER SHARE
                 (Title of Class of Securities)

                          600404 10 7
             (CUSIP Number of Class of Securities)

                       THOMAS J. MARTINI
                    SECRETARY AND TREASURER
                 MILLER BUILDING SYSTEMS, INC.
                   58120 COUNTY ROAD 3 SOUTH
                    ELKHART, INDIANA  46517
                         (219) 295-1214
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                        with a copy to:

                     T. STEPHEN DYER, ESQ.
     MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
              200 NORTH LASALLE STREET, SUITE 2100
                    CHICAGO, ILLINOIS  60601
                         (312) 346-3100

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
=============================================================================



FOR IMMEDIATE RELEASE

( MBSI - NASDAQ )

July 31, 2000

                  MILLER BUILDING SYSTEMS, INC.
                      Continues Discussions

ELKHART, Ind., July 31, 2000. -- Miller Building Systems, Inc. (NASDAQ:MBSI) announced today that it has terminated merger negotiations with Modtech Holdings, Inc. (NASDAQ:MODT), as the parties were unable to reach agreement on financial and other terms. Ed Craig, Chairman and Chief Executive Officer of Miller stated: "Our Board's special committee is continuing ongoing discussions with other parties who have expressed an indication interest on entering into a transaction with Miller."

The Miller Board of Directors and its special committee is continuing to work with Morgan Keegan, Inc., its independent investment banker, to maximize shareholder value. Morgan Keegan is a full service New York Stock Exchange Investment Bank, based in Memphis, Tennessee.(NYSE:MOR)

Miller Building Systems, Inc. through its subsidiaries, markets, designs, fabricates, and distributes building modules. A broad variety of applications serve the public and private business sectors with uses in commercial, institutional and telecommunications markets. The subsidiaries of Miller Buildings Systems, Inc. operate from five manufacturing plants in the continental United States.

Miller Building Systems, Inc. is a public company trading on the Nasdaq under the symbol MBSI. Some of the statements in this press release may constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.
                              # # #
For further information contact:
  Edward C. Craig            Rick J. Bedell          Thomas J. Martini
  Chairman and Chief   or    President         or    Secretary and Treasurer
  Executive Officer
  (219) 295-1214             (219) 295-1214          (219) 295-1214